UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2006

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
Statement on Form F-3 (Registration No. 333-9180).

We plan to acquire a 5% equity ownership in Newpac No.1 Colliery in Hunter
Valley, a coal mine located in New South Wales, Australia, which is owned and operated by Resource Pacific Ltd. ("RPL"), and a 5% equity ownership in
Resource Pacific Holding Ltd. ("RPHL"), the parent company of RPL incorporated in Australia. In order to support and finance these activities, we plan to establish a subsidiary in Australia in 2006 in which we will invest total capital of approximately U$20.4 million or its equivalent amount in other currency during 2006 and 2007. In return for our investment in RPL and RPHL, we expect to secure 1 million tons of coal per year from 2007 through 2016.

In addition, we plan to enter into a contract with Electricite du Liban
("EDL"),  incorporated in Lebanon, to operate and maintain 2 units of combined-cycle power plants with a total capacity of 870 mega watts for 5 years from February 1, 2006 with possible extension by up to 2 years. In return for the operation and maintenance of these power plants, we expect to receive a total fee of U$85,565,000 from EDL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: January 9, 2006	By:	Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	General Manager